

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2015

Via E-mail
Ilan Reich
Chief Executive Officer
Viatar CTC Solutions Inc.
116 John Street, Suite 10
Lowell, Massachusetts 01852

> **Re:** **Viatar CTC Solutions Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 16, 2015**
> **File No. 333-199619**

Dear Mr. Reich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your added disclosure regarding "OTC Markets" on the prospectus cover. To comply with Schedule A, paragraph 16 of the Securities Act and Regulation S-K Item 501(b)(3), your prospectus cover should disclose the fixed price at which the securities will be sold. If you intend to seek to have the price of your securities quoted in an over-the-counter marketplace, we would not object to disclosure that the selling stockholders will sell the offered securities at that fixed price until the price of your shares is quoted on the OTCQX or OTCQB marketplace of OTC Link ATS or on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. However, your disclosure should not suggest that the selling stockholders will vary from the disclosed fixed price if the price of your securities is quoted in some other over-the-counter marketplace. Please revise your disclosure here and throughout your prospectus as appropriate.

Executive Officers and Directors, page 46

2.   We note your response to prior comment 2. If you elect to name companies with which your officer was affiliated, please ensure that your disclosure makes clear the nature and time of the affiliation, including sufficient information as to permit investors to evaluate the responsibility undertaken by the officer. Also, please clarify Mr. Keaney's position with the company from 2012 to 2014 prior to his being named Vice President of Research and Development.

Executive Compensation, page 48

3.   Please revise your disclosure regarding the stock awards in the table and in footnote 2 to be consistent with the requirements of Regulation S-K Item 402(n)(2)(v) and instruction 1 to Regulation S-K Item 402(n)(2)(v) and (n)(2)(vi).

Description of Securities, page 54

4.   Please disclose the substance of your response to prior comment 7. Also, please (1) tell us when the holding periods mentioned in the last sentence of your response will expire, and (2) reconcile your reference to volume limitations on all of your shares with Rule 144(b)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ilan Reich
Viatar CTC Solutions Inc.
February 2, 2015
Page 3

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dennis Hult at 202-551-3618 or Jay Webb, Senior Accountant, at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

                         Sincerely,

                         /s/ Russell Mancuso

                         Russell Mancuso
                         Branch Chief

cc: (via e-mail): Gregory Sichenzia, Esq.